Exhibit 21.01

Each of the following subsidiaries of SCANA is incorporated in the state of South Carolina, except as otherwise indicated.

South Carolina Electric & Gas Company
South Carolina Generating Company, Inc.
South Carolina Fuel Company, Inc.
Public Service Company of North Carolina, Incorporated
SCANA Energy Marketing, Inc.
SCANA Services, Inc.
SCANA Communications Holdings, Inc., incorporated in the State of Delaware
SCANA Corporate Security Services, Inc.